UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For December 17, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 17, 2004  -  Trading Update & Acquisition






                                                                17 December 2004

  BUNZL PRE-CLOSE STATEMENT AHEAD OF ANALYST MEETINGS AND OUTSOURCING SERVICES
                         ACQUISITION IN THE NETHERLANDS

Bunzl plc, the international distribution and outsourcing Group, will be speaking to analysts today prior to its close period for the year to 31 December 2004. The Company will be indicating that:

- The overall results for 2004 are expected to be in line with market estimates despite the continuing weakening of the US dollar.

- The recent trends in the markets of Outsourcing Services North America have continued. Volume growth in redistribution and food processors has continued while supermarkets generally have remained flat. While some price increases have held, reflecting sustained higher input prices to certain suppliers, the effects of product substitution and overcapacity in the US supply base are offsetting overall price movements.

- The recent increase in the pace of acquisition activity in the US including TSN, Weil and TEMO has continued the focus on developing the higher growth convenience store and redistribution sectors and further developing Bunzl's presence in the jan/san market.

- Outsourcing Services Europe & Australasia has continued its rapid progress with sales in 2004 expected to top GBP1 billion and margins continuing to benefit from the increased overall scale of operations.

- Groupe Pierre Le Goff, the substantial French business acquired in May, continues to trade strongly. It not only greatly improves Bunzl's coverage of Europe but also enhances the Group's position in the cleaning & safety markets. Among other acquisitions in the period, the Cospak business is settling well into the Group in Australia and Beltex represents a first move into interesting growing markets in Eastern Europe.

- Filtrona continues its expansion. The businesses based on fibre technologies (Filters and Fibertec) are developing satisfactorily as they expand their production bases into Mexico and China.

- The plastics based businesses within Filtrona have also experienced good growth as each product group and geography has benefited from focused expansion. The acquisition of Skiffy has settled well into the Group.

- The main areas impacted by IFRS will be addressed at the results presentation in February 2005 with a full IFRS restatement of the financial results for 2004 currently expected to be available in the second quarter of 2005.

- Since October 2004 the Group has bought back 13.0 million shares into treasury at a total cost of GBP58.2 million. In addition, the total acquisition spend during 2004 now totals over GBP310 million (excluding the acquisition of Gelpa detailed below).

- While the persistence of the current level of the US dollar in 2005 would have a translation impact compared to the previous year, which would only be partially offset by the strengthening of the euro, the Group remains well positioned to produce good underlying results in 2005, generate cash and take advantage of opportunities to grow. The preliminary results for the year to 31 December 2004 will be published on 28 February 2005.

Bunzl also today announces that it has entered into an agreement to acquire Gelpa Verpakkingsgroep, a distributor principally supplying the retail and food processor sectors with packaging and consumables in the Netherlands. Completion of the acquisition is subject to clearance from the Dutch competition authorities.

Gelpa, which is based in Arnhem, had sales in 2003 of EUR43 million. The value of the net assets to be acquired on a debt free basis is expected to be approximately EUR7.9 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl said:

"Gelpa is an important acquisition for us in the Netherlands as it will complement our existing business there which is focused on the hotel, restaurant and catering markets. With the addition of Gelpa's product offering and customer base, it will enhance our ability to provide our current customers and Gelpa's customers with a 'one-stop-shop' for all of their needs."

Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 17, 2004                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman